Craig A. Adoor

Partner

190 Carondelet Plaza, Suite 600
St. Louis, MO 63105

Direct: 314.345.6407

Fax: 314.480.1505

craig.adoor@huschblackwell.com

February 27, 2014

Via EDGAR Mr. Michael Clampitt Senior Counsel Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:         Guaranty Federal Bancshares, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 16, 2013

File No. 333-191440

Dear Mr. Clampitt:

We have set forth below the responses of Guaranty Federal Bancshares, Inc. (the “Company”) to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated December 24, 2013. The Company is concurrently filing via EDGAR Amendment No. 2 to Registration Statement on Form S-1 (as amended, the “Registration Statement”). The Registration Statement reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom. All page references in the Company’s responses are to the marked copies of the Registration Statement. For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response. Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

General

1.

Comment: File all remaining exhibits with your next amendment and ensure that the majority of your board of directors has either signed the registration statement or had it signed for them on their behalf.

Response: All remaining exhibits are being filed with the Amendment No. 2 to the Registration Statement that is being concurrently filed, and the majority of the Company’s board of directors has signed the Registration Statement or had it signed for them on their behalf.

Mr. Michael Clampitt

Senior Counsel

Division of Corporate Finance

February 27, 2014

Prospectus Cover Page

2.

Comment: Revise to limit the risk factor reference to those risk factors in the Prospectus. If any of the other referenced risks are not in the Prospectus, revise to so include or advise us why they should not be included.

Response: The cover page has been revised to limit the risk factor reference to those risk factors in the Prospectus.

Summary, page 1

3.

Comment: We note your response to previous comment 5 in our letter, dated October 21, 2013, and reissue. Revise to disclose that real estate lending is the most significant portion of you loan portfolio and accounted for more than a third of all loans outstanding by value, as of September 30, 2013. Further revise to quantify the “historical levels” of loan losses and specify the “few disparate asset issues” that remain outstanding to which you refer.

Response: The Summary on page 1 has been revised to disclose that real estate lending is a significant portion of the Company’s business and accounts for more than 75% of its loan portfolio by value as of September 30, 2013. We have further revised to quantify the “historical levels” of loan losses and specified the few asset issues that remain outstanding.

Risk Factors, page 9

4.

Comment: We note your response to previous comment 7 in our letter, dated October 21, 2013, and reissue in part. Revise the subheading and content of the second risk factor on page 9 of your revised registration statement to include the disclosure requested by the second sentence of comment 3. Otherwise, supplementally confirm that you no longer believe the relative significance of real estate loans in your loan portfolio is a material risk to investors.

Response: The subheading and content of the second risk factor on page 9 of the Company’s revised Registration Statement has been revised to include the disclosure requested.

Mr. Michael Clampitt

Senior Counsel

Division of Corporate Finance

February 27, 2014

If you have any questions or comments concerning the matters discussed above, please call the undersigned at 314-345-6407.

Respectfully submitted,

/s/ Craig A. Adoor

Craig A. Adoor

cc:	Shaun A. Burke, Guaranty Federal Bancshares, Inc. John Spitz, Securities and Exchange Commission Michael Volley, Securities and Exchange Commission Christopher Dunham, Securities and Exchange Commission